Exhibit 99.1

Locafy to Acquire Map Labs’ Assets, Significantly Expanding Revenue and U.S. Customer Base

●	Transaction expected to add approximately US$2.0m in Annual Recurring Revenue (ARR) and approximately US$900k in EBIT

●	Established multi-location customer base that includes a Fortune 100 company

●	Approximately 10,000+ end customers create possibly significant cross-selling opportunities for Locafy’s proprietary AEO and SEO products

PERTH, Australia – October 6, 2026 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a global SaaS technology company specializing in location-based Search Engine Optimization (SEO) and Answer Engine Optimization (AEO), today announced that it has entered into a definitive agreement to acquire the assets and customer base of Map Labs, a U.S.-based maps marketing software and services business, for total potential cash consideration of up to US$3.0 million, subject to the satisfaction of customary closing conditions. The Company believes the transaction, which is scheduled to close on or before December 31, 2026, is expected to materially increase Locafy’s revenue and operating profitability while accelerating its U.S. growth strategy.

Key Highlights

●	Scale and profitability: Based on unaudited management estimates, Map Labs is expected to generate approximately US$2.0 million (A$2.84million) in annual recurring revenue (ARR) and approximately US$900,000 (A$1.27million) of Earnings Before Interest and Taxes (EBIT) in calendar year 2026, representing an approximate 45% EBIT margin and valuation of 2.2x EBIT.

●	Performance-based consideration: The acquisition is structured as US$2.0 million payable upfront with an additional US$1.0 million contingent upon the acquired business achieving significant future revenue growth. US$500,000 is payable if Map Labs achieves greater than US$3.84 million of revenue during calendar year 2027 (approximately 92% growth compared to US$2.0 million), with a further US$500,000 payable if revenue exceeds US$4.76 million during calendar year 2028 (approximately 138% growth compared to US$2.0 million).

●	Pathways to drive growth and margin expansion: Locafy will combine Map Labs’ established U.S. multi-location customer base and Maps marketing capabilities with Locafy’s SEO, AEO, citation, automation and AI-powered website technologies. The Company expects to drive cross-selling, automation-led efficiencies, and increased operating leverage across the combined customer base.

●	The Company intends to fund the upfront consideration primarily through a debt facility. No Locafy securities will be issued as consideration in connection with the acquisition.

“We believe this is a transformational transaction for Locafy,” said Gavin Burnett, Chief Executive Officer of Locafy. “ We believe Map Labs will add an established U.S. customer base and profitable operating platform that increases our scale. The transaction provides an attractive entry valuation, with US$1.0 million of the potential consideration tied to future revenue growth. This structure aligns a meaningful portion of the purchase price with performance while preserving substantial upside for Locafy.”

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A Possible Profitable U.S. Platform with Upside

Founded in 2014, Map Labs helps multi-location businesses improve their visibility and customer acquisition across Google Search, Google Maps and Apple Maps.

Its software and services include Google Business Profile management, Local Pack optimization, Maps advertising, listing management, bulk profile management, performance reporting and location-level marketing strategy.

Map Labs serves customers across a range of industries, including restaurants, hospitality, healthcare, retail, fitness and professional services.

We believe the acquisition will provide Locafy with an established base of larger, multi-location U.S. customers and will expand the Company’s capabilities in Maps marketing and Google Business Profile management.

Opportunity to Increase Margins Through Automation

Locafy expects to begin integrating the acquired operations immediately after closing.

During the initial 90-day transition period, Locafy plans to introduce its automation technologies into selected Map Labs workflows with the objective of reducing manual processes, improving service delivery and increasing operating efficiency.

Jason Jackson, Chief Operating Officer of Locafy, said: “The operational fit between the two businesses is strong. We expect that our first priority will be a seamless transition for Map Labs customers. We intend to then apply Locafy’s automation and scalable delivery systems to Map Labs’ proven service model to reduce manual processes, increase capacity and improve operating leverage.”

Cross-Selling Creates Additional Revenue Opportunity

We believe the combination also creates opportunities to increase revenue from both businesses’ existing customer bases. Locafy intends to introduce Map Labs’ Google Business Profile management, Maps marketing and Local Pack capabilities to appropriate Locafy customers.

At the same time, Locafy plans to introduce its broader portfolio of citation services, Localizer solutions, AEO technologies and Proteus™ AI website generation platform to suitable Map Labs customers.

Liz Willits, Chief Marketing Officer of Locafy, said: “We believe this acquisition creates a broader and more complete customer proposition. We can introduce Maps marketing and Google Business Profile capabilities to Locafy customers while giving Map Labs customers access to our SEO, AEO, citation and AI-powered website solutions.

“We believe the ability to cross-sell Locafy products into Map Labs’ established customer base is an important part of the growth opportunity. We believe it creates a pathway to increase revenue from existing customers without relying solely on new customer acquisition, while also providing additional value to those customers through a broader range of solutions.”

About Map Labs

Founded in 2014, Map Labs is a U.S.-based maps marketing software and services business that helps multi-location organizations manage and improve their presence across Google Search, Google Maps and Apple Maps.

Map Labs combines specialized strategy, software, Google Business Profile management, listing optimization and performance reporting to help businesses increase local visibility and convert search activity into customer actions.

For more information, visit www.maplabs.com.

About Locafy

Founded in 2009, Locafy (Nasdaq: LCFY, LCFYW) is on a mission to accelerate visibility and prominence for local, national and brand-focused businesses across online and AI search engines through proprietary SEO techniques, technologies and AI-driven automation.

For more information, please visit www.locafy.com.

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Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Forward looking statements include, but are not limited to, (i) the successful closing and timing of the transaction with Map Labs, (ii) the anticipated synergies with respect to acquiring Map Labs, (iii) the anticipated revenue and EBIT from the transactions, (iv) the anticipated customer base from the transaction, (iv) the scale and profitability of the transaction, (v) the pathways to growth and margin expansion from the transaction, (vi) the form of funding for the transaction’s consideration, (vii) the use and adoption of Locafy’s products and solutions by partners and parties, (viii) the continued adoption of Locafy’s solutions in the US and other industries, continued revenue growth, and potential revenues generated from the adoption of Locafy’s solutions. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F, filed with the SEC on November 12, 2025, as amended and restated, and available on its website(www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Matt Glover
Gateway Group, Inc.

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